Exhibit 99.1

MEDIA ALERT

AUGUST 15, 2023

ElectraMeccanica and Tevva Announce Proposed Merger Agreement Intended to Create a Market Leader in Zero-Emission Commercial Vehicles - Focusing First in the United Kingdom, then in Europe and the United States

●	Proposed Combination with ElectraMeccanica Expected to Accelerate Tevva’s Expansion in the Electric Medium- and Heavy-Duty Commercial Vehicle Industry, Which is Growing Rapidly and Expected to Reach $67 Billion in 2030 [1]

●	Tevva has Leading Proprietary Electric Truck Technology and has Recently Commenced Deliveries to Fleet Customers

●	Proposed Combination Expected to Accelerate Tevva’s Growth in the UK and Europe and Speed Its Entry into the Highly Attractive U.S. Market by Leveraging ElectraMeccanica’s U.S. Expertise, State-of-the-Art U.S. Manufacturing Facility and Capital

●	Proposed Combined Company’s Financial Targets for 2028 Include Revenue of $1.3-$1.5 billion[2] and EBITDA Margins in the Mid-Teens

MESA, AZ and LONDON, UK -- August 15, 2023 (BUSINESSWIRE) -- ElectraMeccanica, (NASDAQ: SOLO) (“ElectraMeccanica”), a designer and assembler of electric vehicles, and Tevva, a pioneer in electric medium- and heavy-duty commercial vehicles (“Tevva”), today announced that they have entered into a definitive arrangement agreement, pursuant to which ElectraMeccanica and Tevva have agreed to combine by way of a British Columbia statutory plan of arrangement.

The attending members of the Boards of Directors of both companies unanimously approved the proposed transaction. The proposed transaction is intended to accelerate their combined ability to capture the growing opportunity in commercial electric trucks.

Tevva recently commenced deliveries of its 7.5t battery-electric truck to commercial fleet customers focused on urban delivery – a critical and high-growth segment of the overall commercial truck market for delivery-dependent urban areas. Tevva supports its current product with a unique and purpose-built, commercial-grade electric battery system, and its future product portfolio is being developed to include a proprietary hydrogen range-extender technology, which delivers a differentiated and sustainable dual-energy solution. Tevva’s existing 110,000-square-foot EV manufacturing facility in Tilbury, United Kingdom, would be complemented by ElectraMeccanica's recently-commissioned 235,000-square-foot facility in Mesa, Arizona, which is expected to enable the combined company to scale its production to serve the U.K., European and U.S. markets.

1 [2030E figures based on Morgan Stanley equity research estimates]

2 [Based on current foreign exchange rates]

David Roberts, current Director of Tevva and anticipated incoming Executive Chairman upon the closing of the proposed transaction, said, “Since Tevva's founding more than ten years ago, we have focused our engineering and product development capabilities on developing a portfolio of zero-emission commercial vehicles that have generated significant customer interest. Our vehicles have undertaken more than 300,000 miles of testing and operating experience in real-world conditions by demanding fleet operators. We are excited to merge with ElectraMeccanica and accelerate the growth of the combined company. Throughout the process, we have been impressed with ElectraMeccanica's management team and strongly believe that ElectraMeccanica’s complementary assets, skills and capital will further enhance our advantages in this large and rapidly growing market.”

Susan Docherty, Chief Executive Officer of ElectraMeccanica, added, “We are incredibly excited to partner with Tevva given their unique engineering expertise in an essential segment of a large and growing market. We believe this is the right time and Tevva is the right partner with which to pivot from consumer vehicles to commercial vehicles and respond to commercial fleet customer demand for superior, reliable and cost-efficient trucks. The complementary operations of the two companies and our similar values and mission give me complete confidence we can jointly create significant shareholder value. Tevva is extremely well positioned in the U.K. and European market and our world-class manufacturing facilities, combined experienced senior executive team and balance sheet will help take our combined company to the next level.”

Steven Sanders, Chairman of the ElectraMeccanica Board of Directors, added, “By partnering with Tevva, we are providing our shareholders with a unique opportunity to participate in the accelerated and technology-driven growth prospects of the combined company in ways that also logically extend and leverage ElectraMeccanica’s existing assets and strengths.”

Tevva’s Focus on the Commercial Truck Market

Since its founding in 2013, Tevva has focused on providing innovative zero-emission technology solutions for the urban delivery market. Tevva targeted this market given its size, rapid growth rate and its impact on the environment. Commercial vehicles, which stop frequently and largely operate in urban areas, are a significant source of greenhouse gas emissions. Transportation is one of the largest contributors to CO2 emissions globally, and medium- and heavy-duty vehicles account for 22% of the transportation industry’s emissions. While many fleet operators recognize the benefits zero-emission vehicles deliver, they also need reliable and cost-effective solutions. Tevva’s products have demonstrated their reliability and ability to provide customers with a compelling return on investment. Tevva has built a commercial vehicle ecosystem alongside its technical partners, including strategic investor Bharat Forge, with which it has worked with since 2018, to tailor its products to the needs of its customers accordingly.

Proposed Transaction Details

The proposed transaction with ElectraMeccanica and Tevva is the culmination of a formal process initiated by ElectraMeccanica’s Board of Directors (“ElectraMeccanica Board”) to explore a range of possible strategic alternatives for optimizing ElectraMeccanica’s assets and generating sustained shareholder value while still managing potential risks. Following the completion of a comprehensive process in which Tevva and others were thoroughly evaluated, the Strategic Committee of the Board of Directors of ElectraMeccanica, comprising Steven Sanders (Chairman), Mike Richardson (Vice Chairman) and Dietmar Ostermann (Director), made a unanimous, formal recommendation to ElectraMeccanica’s Board of Directors to pursue a combination with Tevva and proceed with the proposed transaction.

Upon the closing of the proposed transaction, ElectraMeccanica shareholders will own 23.5% of the combined company and Tevva shareholders will own 76.5% of the combined company on a fully diluted basis. The combined company expects to have a cash balance of approximately $70 - 80 million, with debt of approximately $26 million.

At closing of the proposed transaction, the combined company will operate as Tevva, Inc., and is expected to be domiciled in Delaware. It is anticipated that the combined company and its shares will trade on The Nasdaq Capital Market under the ticker symbol TVVA, subject to the receipt of all applicable Nasdaq approvals.

The combined company is expected to benefit from the acceleration of Tevva’s U.S. market entry, supported by the complementary platform, team, and assets of ElectraMeccanica, in addition to anticipated long-term reductions in material costs. The transaction is also expected to deliver approximately $5 million in run-rate annual cost savings by year-end 2024.

The Board of Directors of the combined company will consist of nine directors, comprising five directors from Tevva and four directors from ElectraMeccanica, of which seven are expected to be deemed independent.

The senior executive team of the combined company will reflect the significant talent and experience at the leadership level of both companies. Following the completion of the proposed transaction, it is expected that Susan E. Docherty will become Chief Executive Officer of the combined company. Ms. Docherty joined ElectraMeccanica in December 2022 as CEO and has over 40 years of senior leadership experience, including 30 years of international automotive experience at General Motors where she held a number of senior roles including President and Managing Director of Chevrolet/Cadillac Europe, Vice President of International Operations, Sales, Marketing and Aftersales in China, and Vice President of U.S. Sales, Service and Marketing. Ms. Docherty also serves as a Board Director of The Brink’s Company. It is also expected that David Roberts, who has served as a Board Director for Tevva for three years, will become Executive Chairman of the combined company. Mr. Roberts is a recognized expert in the industrial, transportation and clean energy sectors and in addition to his role at Tevva, Mr. Roberts chairs the Board of Directors of TAE Technologies (a commercial fusion energy developer) and Evtec Group (an automotive supply chain company). Previously, he held executive positions with Chrysler and Aston Martin Lagonda. During his time at Tevva, Mr. Roberts has overseen Tevva’s rapid growth through commercialization and managed key supplier, partner, and customer relationships globally.

The proposed transaction will be completed, subject to the definitive arrangement agreement, by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), whereby a newly formed British Columbia corporation (“Tevva, Inc.”), created to manage and hold the combined business of ElectraMeccanica and Tevva, will, directly and indirectly, acquire all of the issued and outstanding equity securities of ElectraMeccanica and Tevva.

In addition, concurrent with the announcement of the proposed merger, the Board of ElectraMeccanica has approved, under certain conditions, the provision of a $6 million credit facility to Tevva which can be drawn in whole or in part until the closing of the proposed transaction. If drawn, the credit facility is intended to provide Tevva with additional working capital to accelerate delivery of commercial vehicles to fleet customers.

The proposed transaction is expected to close in the fourth quarter of 2023, following the satisfaction or waiver of closing conditions, including, among others, required approvals of ElectraMeccanica’s and Tevva’s shareholders of the proposed transaction, the approval of the Supreme Court of British Columbia of the proposed transaction, and the conditional approval for the shares of the Resulting Issuer to be listed on of Nasdaq.

All Officers and Directors of ElectraMeccanica support the transaction and have entered into support and voting agreements (subject to certain rights of withdrawal) for all of their shares, including ElectraMeccanica’s founder and largest shareholder. This cumulatively represents 9.67 million shares, or approximately 7.89% of ElectraMeccanica’s outstanding shares. In addition, the aforementioned ElectraMeccanica shareholders and key shareholders of Tevva (representing 49% of Tevva’s current shares outstanding), have entered into lock-up agreements in connection with the proposed transaction, which will subject them to a 180-day restricted period, subject to certain release exemptions based on the trading level of the combined company’s stock price.

In connection with the proposed transaction, ElectraMeccanica anticipates filing a proxy statement and management information circular (the “Circular”) in connection with a special meeting of holders of ElectraMeccanica common shares expected to be held in the third quarter of this year to approve the proposed transaction.

Advisors

Greenhill & Co. Canada Ltd. is serving as financial advisor to ElectraMeccanica and also provided a fairness opinion to the ElectraMeccanica Board in connection with the proposed transaction. Snell & Wilmer L.L.P., McCarthy Tétrault LLP and Fox Williams LLP are serving as legal counsel to ElectraMeccanica in connection with the proposed transaction.

Lucosky Brookman LLP and Gowling WLG are acting as legal counsel to Tevva in connection with the proposed transaction.

Joint Investor Call Information

https://app.webinar.net/O5BjxP7wgpW

Proxy Solicitor Information and Shareholder Questions

ElectraMeccanica shareholders who have questions should contact ElectraMeccanica’s strategic shareholder advisors and proxy solicitation agents: Mackenzie Partners (for the United States) or Laurel Hill Advisory Group (for Canada), or reach out to John Franklin, Investor Relations Counsel to ElectraMeccanica at: IR@emvauto.com

United States	Canada
Mackenzie Partners 1-800-322-2885 (toll-free in North America) 1-212-929-5500 (outside of North America) proxy@mackenziepartners.com	Laurel Hill Advisory Group 1-877-452-7184 (toll-free in North America) 1-416-304-0211 (outside of North America) assistance@laurelhill.com

About Tevva

Tevva is disrupting zero-emission commercial transport with revolutionary battery electric and hydrogen fuel-cell range extender technology. Tevva trucks optimize range, safety, driver experience, and total ownership cost while significantly reducing the environmental impact of urban delivery. Tevva has designed a range of electric vehicles across the medium- to heavy-duty commercial vehicle space, and already has vehicles in operation on public roads with customers.

About ElectraMeccanica

ElectraMeccanica (NASDAQ: SOLO) is a designer and assembler of environmentally efficient electric vehicles that will enhance the urban driving experience, including commuting, delivery and shared mobility. ElectraMeccanica recently commissioned its state-of-the-art 235,000 square-foot manufacturing facility in Mesa, Arizona to produce and assemble electric vehicles, including through contract manufacturing.

Additional Information and Where to Find It

In connection with the proposed merger, ElectraMeccanica intends to file with the U.S. Securities and Exchange Commission (the “SEC”) preliminary and definitive Circulars relating to the proposed transaction and other relevant documents. The definitive Circular will be mailed to ElectraMeccanica’s shareholders as of a record date to be established for voting on the proposed transaction and any other matters to be voted on at the special meeting. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY AND DEFINITIVE CIRCULARS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE CIRCULARS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ELECTRAMECCANICA, TEVVA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) on the SEC’s website at www.sec.gov, on the Canadian Securities Administrators website at www.sedar.com, on ElectraMeccanica’s website at https://ir.emvauto.com/ or by contacting ElectraMeccanica’s Investor Relations via email at IR@emvauto.com.

Participants in the Solicitation

ElectraMeccanica and its Directors and certain of its Executive Officers may be deemed participants in the solicitation of proxies from the shareholders of ElectraMeccanica in connection with the proposed transaction and any other matters to be voted on at the special meeting. Information regarding the names, affiliations and interests of such Directors and Executive Officers will be included in the preliminary and definitive Circulars (when available). Additional information regarding such Directors and Executive Officers is included in ElectraMeccanica’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 17, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of ElectraMeccanica’s shareholders in connection with the proposed transaction and any other matters to be voted upon at the special meeting will be set forth in the preliminary and definitive Circulars (when available).

These documents will be available free of charge as described in the preceding paragraph.

Non-Solicitation

This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This press release and related comments by Management of ElectraMeccanica and Tevva include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. Forward-looking statements may be identified by words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions. Forward-looking statements represent current judgments about possible future events, including, but not limited to statements regarding expectations or forecasts of business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to the proposed transaction between ElectraMeccanica and Tevva, such as statements regarding the combined operations and prospects of ElectraMeccanica and Tevva, the current and projected market, growth opportunities and synergies for the combined company, targets for 2028 revenue and EBITDA margins, geographic expansion plans, expectations and intentions with respect to the $6 million credit facility provided by ElectraMeccanica to Tevva, the expected composition of the Management and Board of Directors of the combined company, the expected trading of the combined company on The Nasdaq Capital Market, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto. These forward-looking statements are based upon the current beliefs and expectations of the management of ElectraMeccanica and Tevva and are subject to known and unknown risks and uncertainties. Factors that could cause actual events to differ include, but are not limited to:

●	the ability of the combined company to further penetrate the U.K. and EU markets, and start operations in the U.S. market with Tevva’s commercial vehicles without having any prior experience selling Tevva’s vehicles in the U.S. market;
●	the total addressable market of ElectraMeccanica, Tevva and of the combined business;
●	general economic conditions in the markets where ElectraMeccanica and Tevva operate and where the combined company will operate;
●	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of ElectraMeccanica and Tevva and of the combined company and product launches of such businesses and companies;
●	non-performance of third-party vendors and contractors;
●	risks related to the combined company’s ability to successfully sell its products and the market reception to and performance of its products;
●	ElectraMeccanica’s and the combined company’s compliance with, and changes to, applicable laws and regulations;
●	ElectraMeccanica’s and the combined company’s limited operating history;
●	the combined company’s ability to manage growth;
●	the combined company’s ability to obtain additional financing;
●	the combined company’s ability to expand product offerings;
●	the combined company’s ability to compete with others in its industry;
●	the combined company’s ability to protect our intellectual property;
●	ElectraMeccanica’s and the combined company’s ability to list the common stock of the combined company on Nasdaq;
●	ElectraMeccanica’s and the combined company’s ability to defend against legal proceedings;
●	the combined company’s success in retaining or recruiting, or changes required in, our Officers, key employees or Directors;
●	the ability to successfully integrate the businesses of ElectraMeccanica and Tevva after the completion of the proposed transaction;
●	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all;
●	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction;
●	the risk that if the proposed transaction does not close that Tevva is unable to repay the $6 million credit facility provided by ElectraMeccanica;
●	the risk that the proposed transaction may not be accretive to ElectraMeccanica’s shareholders; and
●	other economic, business, competitive, and regulatory factors affecting the businesses of the companies generally, including but not limited to those set forth in ElectraMeccanica’s filings with the SEC, including in the “Risk Factors” section of ElectraMeccanica’s Annual Report on Form 10-K filed with the SEC on April 17, 2023, and its subsequent SEC filings.

Readers are cautioned not to place undue reliance on forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of ElectraMeccanica or the combined company. Forward-looking statements speak only as of the date they are made, and ElectraMeccanica, Tevva and the combined company undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other factors that affect the subject of these statements, except where they are expressly required to do so by law.

Contacts

Investors:

ElectraMeccanica Contact:

John Franklin

ir@emvauto.com

Tevva Contact:

investment@Tevva.com

Media:

ElectraMeccanica Contact:

John Franklin

ir@emvauto.com

Tevva Contact:

pr@Tevva.com

Board of Directors Upon Closing of Proposed Transaction

Upon the closing of the proposed transaction, it is anticipated that the Board of Directors of the combined company will include:

●	Laura Dempsey Brown, who has served on the Tevva Board of Directors since 2021 and chairs the Audit and Remuneration Committees, also currently serves on the Board of Directors of Helios Technologies, a U.S listed global hydraulics and electronics manufacturer. She chairs the Audit committee and serves on the Nominating committee, previously serving on ESG and Compensation. She retired from Grainger in 2018. She was named Senior Vice President, Communications and Investor Relations in 2010. Prior to her SVP role, Ms. Brown served as Vice President of Marketing and various Vice President of Finance roles since joining in 2000. Prior to Grainger, Ms. Brown was a Vice President at Alliant Foodservice and at Dietary Products at Baxter.

●	Susan E. Docherty, who joined ElectraMeccanica in December 2022 as Chief Executive Officer and interim COO, is expected to become CEO of the combined company. Ms. Docherty has a unique understanding of how to connect consumer behaviors to brands and business models inside the auto/EV industries as well as outside. She forged a storied global career at GM with over three decades at the automaker, during which she launched, breathed new life into dozens of vehicle brands ranging from Cadillac to Hummer, to the Electric Chevrolet Volt across the US, the EU and China. She added significant depth to her experience starting in 2008 as one of the most senior frontline sales executives to help lead the company through its emergence from the financial crisis, a government bailout and bankruptcy.

Beginning with her appointment as the first-ever auto industry female Vice President of Sales, Service & Marketing in 2009, Susan’s diverse responsibilities came to include overseeing sales, service, marketing, product and manufacturing operations in various countries. While overseeing International Operations for GM starting in 2010, she was responsible for its largest growth region, driving volume and revenue increases to 700k units and $45 billion respectively.

More recently, Susan diversified her credentials by engineering the turnaround and expansion of Canyon Ranch, the iconic 40-year-old lifestyle and wellness brand. During her four-year tenure at the company as CEO, she restructured operations and pursued new adjacent growth opportunities. Her initiatives improved top-line growth by over 30% and improved profits by 80%. Susan also broadened her governance and oversight credentials and currently serves on the Board of Directors for NYSE-listed Brinks Company as well as the private-equity-backed J&J Ventures Gaming. Susan is a graduate of Stanford University with a Master of Science in Business.

●	Ian Harnett, who has served as Chairman of the Tevva Board or Directors since August 2021. Mr. Harnett has more than 40 years’ experience in the automotive industry. Prior to joining Tevva, he served as Executive Director of Human Resources and Global Purchasing at Jaguar Land Rover. Previously he was responsible for the establishment of the new Strategic Business Office at Jaguar Land Rover, as well as heading the Transition Team as Jaguar Land Rover (JLR) was divested from Ford Motor Company. Mr. Harnett joined British Leyland in 1982 starting in the Purchasing Department at Longbridge and spent the next 25 years in various Purchasing/Project roles--including assignments with subsequent owners of Rover Group. For a number of years Ian was responsible for Honda Contracts and later headed a joint Purchasing team in BMW/Rover. During his time within the Ford organization, Ian spent three years based in Cologne (Germany) managing the Chassis and Raw Materials Purchasing team for Ford of Europe, Volvo and JLR.

●	Luisa Ingargiola, who has a diverse experience in capital markets with public companies. Luisa is currently the Chief Financial Officer of Avalon GloboCare, a leading biotech healthcare company that is developing cell-based therapeutic and diagnostic technologies for cancer and other diseases. Luisa also serves as a Director and Audit Chair of AgEagle, a leading provider of innovative technology-orientated solutions for drone delivery systems. Luisa also serves as Board Director and Audit Chair for BioCoreX a biotech company developing innovative solutions for treatments of addictions. In addition, Luisa has served as Audit Chair for several public companies in the technology, environmental and energy industries. Luisa is a graduate of the University of Boston with a Bachelor of Science in Finance. Luisa also has a Master of Health Administration from the University of South Florida.

●	David Morris, who has served as a non-executive director at Tevva since August 2020. He is a senior executive with deep financial expertise and a strong background in managing an extensive international property portfolio. David began his business career at Bankers Trust before playing an instrumental role in establishing Brewin Dolphin’s Investment Trust Division. He spent 20 years as the Principal in his family office, acting as a Director or advisor to private and publicly listed companies in the UK, US, and Israel across FMCG, clothing, technology, and finance.

●	Dietmar Ostermann, who brings 33 years of automotive consulting experience to ElectraMeccanica. Mr. Ostermann consulted to many of the top OEMs, including GM, Ford, Stellantis, Rivian, BMW, Mercedes, VW, Nissan and Hyundai as well as many auto suppliers on topics of business strategy, product development and operations improvement. Mr. Ostermann served as PWC’s Global and US Auto Advisory Leader based in Detroit, MI for 11 years. Prior to PwC, he led the global auto practice of management consulting firm PRTM in Boston. Prior to that he spent 17 years at top management consulting firm A.T.Kearney in the US and Germany, which he also led as their CEO for three years. Mr. Ostermann serves as an independent director for auto suppliers Shape Corp in Grand Haven, MI and North American Stamping Group in Nashville, TN.

●	Mike Richardson, who brings four decades of global automotive experience, working in Original Equipment Manufacturers and Tier 1 system suppliers. Prior to joining ElectraMeccanica, Mike served as president and Board Director of Nexteer Automotive. He worked regionally in Europe & Asia for eight years, overseeing a comprehensive restructuring of both product portfolio & manufacturing footprint. Mike retired from Nexteer Automotive as President and Executive Board Director in 2019. He continues to serve on the boards of Dura Automotive and Shape Corporation. Mr. Richardson holds a bachelor’s degree in mechanical engineering from Kettering University and a master’s degree in business administration from Central Michigan University. He also holds a Master Level Professional Board Director Certification from the American College of Corporate Directors. He has been recognized as a Professional Engineer, Certified Quality Engineer and unlimited-rating Stationary Power Engineer. Mike has authored numerous intellectual properties impacting both product & process. He is a Boss Kettering Innovation Award recipient, GM President’s Award winner and Delphi Inventors Hall of Fame inductee.

●	David Roberts, who has been a Director at Tevva since 2020 and will be named Executive Chairman of the combined company. Mr. Roberts is a veteran industrialist with over 40 years in the automotive and aerospace sectors. He is a Black Belt Lean Sensei and one of the founders of the LEI. His key strengths are prescriptive and evolutionary strategy with strong strategic vision and motivation skills ideally suited for resolving business issues with a Global network of business relationships. He has strong experience with international operations and markets, commercialization of nascent technologies, MBOs/MBIs and Mergers & Acquisitions. He has a close working relationship with UK Government on UK automotive sector, especially supply chain growth and expansion.

David has over 30 years’ experience in manufacturing, particularly within the automotive and aerospace sectors. He is Chair of TAE Power Solutions (the world’s leading technology ecosystem that enables the most versatile, powerful, efficient and reliable Electric Vehicles, ePowertrains, Ultrafast Charging systems for home and commercial use and Energy Storage Systems). He Chairs a number of companies including Evtec Group (the UK's largest employer of disabled people), Tevva Trucks, Evera Recruitment Ltd (Europe's leading recruitment company in the EV and battery sector) and Evtec Energy PLC (a green renewables provider of energy systems).